Exhibit 1.01

Enphase Energy, Inc.
Conflict Minerals Report
For The Year January 1, 2023 through December 31, 2023

1.    Introduction
This Conflict Minerals Report (“CMR”) for the year January 1, 2023 through December 31, 2023 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as tin, tantalum, tungsten and gold (“3TG” or “Conflict Minerals”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether they fund armed conflict.
If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo (the “DRC”) or an adjoining country, which include the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively with the DRC, the “Covered Countries”), or from recycled and scrap sources, it must submit a completed Form SD that describes the Reasonable Country of Origin Inquiry (the “RCOI”).
If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must perform due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a CMR with its Form SD to the SEC that includes a description of those due diligence measures.
2.    Company Overview
This CMR has been prepared by the management of Enphase Energy, Inc. (herein referred to as “we,” “us” or “our”). The information includes the activities of all majority-owned subsidiaries.
We are a global energy technology company. We deliver smart, easy-to-use solutions that manage solar generation, energy storage and communication on one platform. We revolutionized the solar industry with our microinverter technology and we produce a fully integrated solar-plus-storage solution.
3.    Products Overview
The Enphase® Energy System™, our current generation integrated solar, storage, EVSE and energy management system offering including Enphase IQ® Microinverters, IQ® Batteries, and IQ® EV Chargers, enables self-consumption and delivers our core value proposition of yielding more energy, simplifying design and installation, and improving system uptime and reliability. The Enphase Energy System brings a high technology, networked approach to solar generation, energy storage, and EV charging by leveraging our design expertise across power electronics, semiconductors and cloud-based software technologies. Our integrated approach to energy solutions maximizes a home’s energy potential while providing advanced monitoring and remote maintenance capabilities. The Enphase Energy System uses a single software platform for seamless management of the whole solution, enabling rapid commissioning with the Enphase® Installer App, and consumption monitoring with the Enphase® App, a cloud-based energy management platform. System owners can use the Enphase App to monitor their home’s solar generation, energy storage and consumption from any web-enabled device.
Based on our internal assessment, certain of our products contain Conflict Minerals, which are necessary to the functionality or production of those products. For purposes of this assessment, we have included consideration of our microinverters, batteries, electric vehicle chargers, related accessories (including cables), and balance-of-system components (including IQ Load Controller, IQ Gateway/Envoy, IQ Combiner, IQ System Controller, IQ Energy Router and IQ Relay) (collectively, the “Covered Products”).
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4.    Reasonable Country of Origin Inquiry
We rely upon our suppliers to provide information on the origin of 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy and Supplier Code of Conduct.
We performed a comprehensive analysis of our product components and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our RCOI by identifying and reaching out to suppliers that provided components or engaged in manufacturing activities that are likely to contain 3TG during the Reporting Period. During the process of our review, we identified 170 suppliers who were within the scope of RCOI.
We, through our outside agent Flextronics International Ltd. (“Flex”) who assisted us in our RCOI and due diligence efforts, conducted a survey of our active suppliers and sub-suppliers using the template known as the Conflict Minerals Reporting Template (the “CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The CMRT is widely adopted by many companies in their due diligence processes related to Conflict Minerals.
We continued to seek supply chain responses through April 2024 in preparation of this CMR and were able to determine the country of origin of most of the Conflict Minerals in our supply chain. We received CMRTs from all the suppliers we surveyed that we believe to be in scope. The responses were reviewed against criteria developed to determine which suppliers required further engagement.
Due to the breadth, complexity and constant evolution of our products and supply chain, it will take time for all suppliers to verify the origin of all of the Conflict Minerals. In addition, the information provided by some of our suppliers may be inaccurate, incomplete or subject to other irregularities. Moreover, because of our relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, our ability to verify the accuracy of information reported by suppliers is limited. By using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the Responsible Minerals Assurance Process (“RMAP”), and continuing our outreach efforts, we hope to further develop transparency into our supply chain.
5.    Due Diligence Process
5.1    Design of Due Diligence
Our due diligence processes have been designed in conformity with, in all material respects, The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum and tungsten (“OECD Guidance”), consistent with our position as a downstream company. The OECD Guidance provides a detailed due diligence framework to support responsible global supply chain management of 3TGs and other mineral resources and is currently the leading international framework for raw material due diligence. We, as a purchaser of components and materials, are many steps removed from the mining of conflict minerals, do not purchase raw ore or unrefined conflict minerals, do not purchase minerals directly from smelters or refiners, and do not conduct purchasing activities directly in any of the Covered Countries.
5.2    Establish Strong Company Management Systems
a.Conflict Minerals Policy
There has been increased awareness regarding the human rights violations in the mining of certain minerals from the Covered Countries. Through the Dodd-Frank Act, publicly traded companies have been chartered to practice reasonable due diligence with their supply chain to determine if Conflict Minerals used in their products are being sourced from mines controlled by non-government or unlawful military groups within the Covered Countries. We are committed to taking all steps to comply with the legislation and are committed to sourcing components and materials from companies that share our values around human rights, ethics and environmental responsibility.
We continue to develop and implement a strategy to support the objectives to the U.S. regulations on the supply of Conflict Minerals, including:
•Developing and implementing policies and processes toward preventing the use of Conflict Minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Covered Countries.
•Not knowingly procuring specified minerals that originate from facilities in the Covered Counties that
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are not certified as conflict free.
•Expecting our suppliers to: (i) provide us with Conflict Minerals content and country of origin information on the products it supplies to us; (ii) cooperate with us (or an independent third party auditor) in any review of its supply chain and procurement process, Conflict Minerals audits, and due diligence on its suppliers as required for our annual SEC disclosure in compliance with the Dodd-Frank Act; and (iii) collaborate with us in developing a chain of custody for these Conflict Minerals in the supply chain and identifying and sourcing conflict-free sources for the minerals used in our products.
•Expecting suppliers whose products contain Conflict Minerals to establish policies, due diligence frameworks and management systems consistent with the OECD Guidance that are designed to accomplish this goal and requiring their suppliers to do the same.
We believe in establishing and maintaining long-term relationships with suppliers whenever possible. We have adopted a policy on Conflict Minerals, which is available at https://enphase.com/en-us/conflict-minerals-policy.
b. Internal Team
We have established a management system for complying with the applicable rules. Our management system is led by our Senior Vice President of Operations. He is supported by a team from relevant functions such as legal, purchasing, quality assurance, manufacturing and environmental health and safety. The Senior Vice President of Operations is responsible for implementing our Conflict Minerals compliance strategy.
c.Control Systems
We use the CMRT to gather information on the chain of custody of the 3TG included in our products.
d.Supplier Engagement
We have engaged Flex to reach out to our suppliers and sub-suppliers who have yet to participate in RMI’s audit program or have been audited, but are not yet completely certified conflict free. We encourage these suppliers to participate in RMI’s audit program and move towards a conflict free designation as soon as possible. We will endeavor to continually improve our supply chain due diligence by seeking from our material suppliers an acknowledgment of our Supplier Code of Conduct, and, to the extent practicable, incorporating Conflict Minerals language in supplier agreements, as they arise.
e.Grievance Mechanism
We have established a Conflict Minerals Policy and a Supplier Code of Conduct in addition to multiple longstanding mechanisms whereby employees and suppliers can report violations of our policies.
f.Records Maintenance
We have established our due diligence compliance process and set forth a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a secured electronic database for appropriate periods.
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5.2    Identify and Assess Risks in the Supply Chain
Because of the complexity of our products, and the depth, breadth and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers. We engaged Flex to manage the process of requesting in-scope suppliers to complete and submit the CMRT to gather information on our supply chain. The CMRT includes questions on: (i) whether any of the minerals which could potentially be classified as 3TG are intentionally added to the products manufactured by the supplier; (ii) whether any of the minerals which could potentially be classified as 3TG are necessary to the functionality or production of the products manufactured by the supplier; (iii) whether any of the smelters in the supplier’s supply chain sourced those minerals from a Covered Country; (iv) whether 100% of those minerals came from a recycler or scrap supplier; (v) whether any smelter in the supplier’s supply chain, from which the source of the minerals is unknown, is located in a Covered Country; (vi) whether the supplier had received conflict mineral information from all relevant suppliers of 3TG; and (vii) the identity of the smelters and refiners of those minerals.
5.3    Design and Implement a Strategy to Respond to Identified Risks
As we move towards further developing our due diligence program, we intend to further enhance supplier communication, training and escalation processes to improve due diligence data accuracy and completion and continue to influence additional smelters to be designated as “conflict-free” through an independent third-party audit program such as the RMAP through our supply chain, where possible. To the extent we are able to determine in the future whether we are sourcing from non-conflict free smelters, we plan to move toward using conflict free smelters within a reasonable time frame.
In addition, we have developed procedures for obtaining CMRTs from our suppliers, reviewing their responses, consolidating the information in a central database and following up with suppliers to address any red flags or inconsistent responses. Some of these activities we handle internally, and most are handled by our third-party conflict minerals due diligence service provider, Flex.
5.4    Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide 3TG to our supply chain. However, we do rely upon the industry initiatives, as well as industry efforts to influence smelters and refiners to be certified through independent third-party audit programs, such as the RMAP.
5.5 Report on Supply Chain Due Diligence
This CMR and our Form SD will be filed with the SEC, and this CMR is publicly available on our website at www.enphaseenergy.com.
6.    Due Diligence Results
6.1    Survey Response
We received completed CMRTs from all suppliers surveyed that were in scope of RCOI. Of the 170 suppliers that provided complete responses to our survey, 166 provided smelter lists that included only conformant or active smelters. The remaining four suppliers completed a CMRT, but either included in their response: (a) smelters who are not enrolled or current with RMAP; (b) unknown smelters; (c) missing responses from their direct suppliers; or (d) incomplete information with which to determine the location of a mine or smelter. These four suppliers also responded to our CMRT request on a company-wide basis, which means they were unable to represent that the 3TG from the smelters or refiners identified had actually been included in the components supplied to us or our direct suppliers.

Supplier Response	2023	2022	2021
Supplier CMRT Completion Rate	100% (170 of 170)	97.3% (179 of 184)	92.4% (134 of 145)

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6.2    Efforts to Determine Country of Origin of Mine or 3TG
Tracing materials back to the mine of origin is a complex aspect of responsible sourcing in our supply chain. By requiring that our suppliers conform with standards that meets the OECD Guidance and report to us using the CMRT, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or location of origin of the 3TG in our supply chain and responses to such inquiries represents the most reasonable known mine of origin information available. We have made reasonable efforts to make a reasonable determination of the mines or locations of origin of the 3TG in our supply chain.
6.3    Smelters or Refiners Identified
We were unable to ascertain the specific country of origin and/or chain of custody of all necessary Conflict Minerals processed by the facilities that contributed to our Covered Products because, for this Reporting Period, a few of our suppliers provided incomplete smelter lists having only received CMRT from less than half their supply chain, provided invalid information, or indicated that they are still in the process of completing due diligence or that the origin of one or more of their smelters and refiners is unknown.
In total, 387 smelters and refiners were identified as potentially in our supply chain, of which 232 are currently listed as RMAP Conformant or Active. The other 155 smelters and refiners were listed on the smelter look-up tab of the CMRT but are not Conformant nor Active nor actively in communication with RMI. We found no reasonable basis for concluding that any of these smelters or refiners sourced Conflict Minerals that finance or benefit armed groups. Set forth in Annex 1 is the list of the countries of origin from known smelters and refiners identified as potentially being in our supply chain.
7.    Conflict Minerals Status Analysis and Conflict Status Conclusion
We have determined that a portion of the conflict minerals contained in the Covered Products originated from the Covered Countries, but we were unable to determine the origin of all the conflict minerals in our Covered Products. Therefore, we are unable to conclusively determine the country of origin of the necessary Conflict Minerals in all our products. Because we have not described any of our products as “DRC conflict free,” an independent private sector audit is not required to be conducted under Rule 13p-1, based on guidance from the SEC’s staff, and therefore has not been conducted.
8.    Steps to be taken to mitigate risk
We will continue to communicate our expectations and information requirements to our direct suppliers and continue to work towards a conflict-free supply chain. In addition, we will continue to make inquiries of our direct suppliers and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified. If we become aware of a supplier whose due diligence process or reporting needs improvement, we currently intend to continue the trade relationship while that supplier improves its compliance program. We expect our direct suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.
In addition to the plans described above, we will continue to undertake the following steps during the next reporting period:
•Continue to engage with suppliers who provided smelter lists that were incomplete or contained smelters that are non-conformant in order to obtain current, accurate and complete information about our supply chain;
•Continue to support supply chain transparency efforts; and
•Continue to include obligations in our new supplier contracts consistent with our policy on conflict minerals.

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Cautionary Note on Forward-Looking Statements

This CMR contains links to internal websites for informational purposes only. References to such websites and information available through such websites are not incorporated into this CMR. Additionally, this CMR includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that statements in this CMR that are not strictly historical statements, including without limitation, our intentions and expectations regarding further supplier engagement and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on our ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.

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Annex 1

Based on information provided by suppliers and the RMI, the below sets forth the country of origin information of 3TG identified in our supply chain as of December 31, 2023:

Andorra, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Democratic Republic of Congo*, Czech Republic, Estonia, France, Germany, Ghana, India, Indonesia, Italy, Japan, Kazakhstan, Kyrgyzstan, Republic of Korea, Lithuania, Malaysia, Mexico, Myanmar, the Netherlands, New Zealand, Norway, Peru, Philippines, Poland, Portugal, Russian Federation, Rwanda*, Saudi Arabia, Singapore, South Africa, Spain, Sweden, Sudan, Switzerland, Taiwan, Thailand, Turkey, Uganda*, United Arab Emirates, United States of America, Uzbekistan, Vietnam, Zimbabwe

* The DRC or an adjoining country.

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